SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940 (“1940 Act”) and Rule 8f-1 thereunder for Order Declaring that Company Has Ceased to be an Investment Company.

I.           GENERAL IDENTIFYING INFORMATION

1.	REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

[ ]	MERGER

[ X ]	LIQUIDATION

[ ]	ABANDONMENT OF REGISTRATION
(NOTE:  ABANDONMENTS OF REGISTRATION ANSWER ONLY questions 1 through 15, 24 and 25 of this form and complete verification at end of form).
2.           Name of Fund:
The Fidelity Account II of Monarch Life Insurance Company

3.           Securities and Exchange Commission File No.:

811-591

4.           Is this an initial Form N-8F or an amendment to a previously filed Form N-8F

[  X ]           INITIAL APPLICATION

[    ]           AMENDMENT

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip Code)
Monarch Life Insurance Company
330 Whitney Avenue, Suite 500
Holyoke, MA 01040

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John S. Coulton c/o Monarch Life Insurance Company
330 Whitney Avenue, Suite 500
Holyoke, MA 01040
(413)784-6764

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in ACCORDANCE WITH RULES 31A-1 AND 31A-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Atilla Aritan c/o Monarch Life Insurance Company
330 Whitney Avenue, Suite 500
Holyoke, MA 01040
(413)784-6196
NOTE:  ONCE DEREGISTERED A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.	Classification of Fund (check only one):

[ ]	Management Company

[ X ]	Unit Investment Trust or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end

[ ]	Closed-end

10.	STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (e.g. Delaware, Massachusetts):
Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Not applicable. The Fidelity Account II of Monarch Life Insurance Company is a unit investment trust under the 1940 Act and therefore does not have an investment advisor or subadvisors.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Baystate Capital Services, Inc.
330 Whitney Avenue, Suite 500
Holyoke, MA 01040

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):
Monarch Life Insurance Company, 330 Whitney Ave, Suite 500, Holyoke, MA 01040

(b) Trustee’s name(s) and address(es):
Not applicable.

14.	IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (e.g., an insurance company separate account)?

[ ]	Yes

[ X ]	No

If yes, for each UIT state:

Name(s):

File No.: 811-_________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes

[ X ]	No

If yes, state the date on which the board vote took place:

If no, explain:  Monarch Life Insurance Company does not have a board of directors.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes

[ X ]	No

If yes, state the date on which the shareholder vote took place.

If no, explain:  The Fidelity Account II of Monarch Life Insurance Company does not have shareholders.

II.           DISTRIBUTION TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ]	Yes

[ ]	No

(a) If yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

[ ]	Yes

[ ]	No

(c) Were the distributions made pro rata based on share ownership?

[ ]	Yes

[ ]	No

(d) If no to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) LIQUIDATIONS ONLY

Were any distributions made in kind?

[ ]	Yes

[ ]	No

If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

[ ]	Yes

[ ]	No

If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.           HAS THE FUND DISTRIBUTED ALL of its assets to the fund’s shareholders?

[    ]           Yes

[    ]           No

[    ]           Not applicable – the fund has no assets to distribute

If no,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes

[ ]	No

If yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:

III.           ASSETS AND LIABILITIES

20.           Does the fund have any assets as of the date this form is filed?  (See Question 18 above)

[    ]           Yes

[  X  ]           No

If yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained remaining assets?

(c) Will the remaining assets be invested in securities?

[    ]           Yes

[    ]           No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[    ]           Yes

[  X  ]           No

If yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.           INFORMATION ABOUT EVENT(S) LEADING TO REQUEST DEREGISTRATION

22.           (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:

(ii) Accounting expenses:

(iii) Other expenses (list and identify separately):

(iv) Total expenses (sum of lines (i) – (iii) above):

(b) How were those expenses allocated?

(c) Who paid these expenses?

(d) How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[    ]           Yes

[  X  ]           No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           CONCLUSION OF FUND BUSINESS

24.           Is a fund a party to any litigation or administrative proceeding?

[    ]           Yes

[  X  ]           No

If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[    ]           Yes

[  X ]           No

VI.           MERGERS ONLY

26.           (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:
      811-__________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED with the
      Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Monarch Life Insurance Company and as depositor of Monarch Life Insurance Company (ii) he or she is the Senior Vice President, General Counsel  and Secretary of Monarch Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

_/s/ John S. Coulton
     John S. Coulton